Mail Stop 4561

April 20, 2010

Zhiguang Cai
Chief Executive Officer and President
Subaye, Inc.
349 Dabeilu, Shiqiao, Panyu District
Guangzhou City, Guangdong, China 511400

> **Re:** **Subaye, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 333-62236**

Dear Mr. Cai:

　　We have reviewed your response letter dated March 31, 2010 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 9, 2010.

General

1.　　Please provide a statement, signed by a member of the Company's management, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarter Ended December 31, 2009

Item 1. Condensed Consolidated Financial Statements

Note 10 – Noncontrolling Interest, page F-12

2.   Your response to prior comment 6 appears to indicate that you determined that Subaye, Inc. and Subaye.com were entities under common control based upon your shared management teams.   Please describe how your specific circumstances relate to the scenarios included in ASC 805-50-15-6. In this regard, address the fact that control is typically evidenced by a majority voting interest. Note that common control exists between separate entities in limited situations where one individual, immediate family members, or a group of shareholders with a written agreement to vote in concert hold more than 50% of the voting ownership interests of each entity.

If you conclude that this transaction is not among entities under common control, tell us how you considered ASC 810-10-45-23. To the extent that you believe this guidance is applicable, please tell us the fair value of the consideration paid in exchange for the net assets of Subaye.com and provide this disclosure in future filings.

3.   Your response to prior comment 7 indicates that certain Subaye.com minority interest holders demanded that Subaye, Inc. consummate one of three transactions. Tell us how the holders of minority interest were able to enforce these demands. Additionally, your response does not address the fact that the former 31% minority interest holders effectively own approximately 51% of your outstanding shares as of December 31, 2009. Clarify whether the former minority interest holders could impact future business decisions. In this regard, please expand your disclosure in future filings to address the fact that the former minority interest holders obtained control over the voting interests of the Company through this transaction or tell us why you believe this disclosure is not material to investors.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief